Exhibit 99.1

Beamr Optimizes High-quality Video on Oracle Cloud Infrastructure Using NVIDIA Accelerated Computing at SIGGRAPH 2024

Beamr and Oracle Cloud Infrastructure (OCI) to Demonstrate Optimization of High-Quality, High-Resolution Videos Rendered from 3D models at SIGGRAPH 2024

Herzliya, Israel, July 29, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced that it will demonstrate with Oracle Cloud Infrastructure (OCI) an optimized production of large, high-quality, high-resolution videos rendered from 3D design. The demonstration will be presented at SIGGRAPH 2024, the premier conference on computer graphics and interactive tech, being held in Denver, Colorado from July 28-August 1, 2024.

Videos are an efficient medium for sharing complex 3D design visualizations with team members, customers, and other stakeholders. However, capturing the full details of 3D models requires high-resolution videos. This is because 3D models often contain intricate details, textures, and geometries, and demand an accurate light and shadow representation. Lower resolutions may fail to capture these elements clearly. The result is massive video files, and delivering and viewing them poses a significant challenge.

The Beamr Cloud video optimization service supported by OCI may offer a fast, easy solution to such demanding tasks. The demonstration at SIGGRAPH showcases the optimization of a video from a 3D design, reducing an extremely large video file to one-fourth of its original size. The streamlined video is from an OpenUSD-based scene developed on NVIDIA Omniverse, a platform for developing and deploying 3D workflows, applications and services based on OpenUSD.

The demonstration of optimized video production from a 3D design will be presented at the Oracle booth at SIGGRAPH from July 30-August 1, 2024,

This optimization of high-quality, high-resolution videos from 3D designs is possible thanks to Beamr’s patented and award-winning content-adaptive-bitrate technology (CABR), enabling efficient optimization of video files without compromising their quality. Beamr Cloud high-performance video services, accelerated by NVIDIA L40S GPUs, are available for OCI customers in the Oracle Cloud Marketplace. They can easily connect their video libraries and automatically optimize videos at scale.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr's perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

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Investor Contact:

investorrelations@beamr.com